Alpine Income Property Trust, Inc.

1140 N. Williamson Blvd., Suite 140

Daytona Beach, Florida 32114

November 19, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Howell

Re:	Acceleration Request of Alpine Income Property Trust, Inc.
Registration Statement on Form S-11 (File No. 333-234304)

Dear Ms. Howell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alpine Income Property Trust, Inc., a Maryland corporation (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern time, on Thursday, November 21, 2019 or as soon thereafter as practicable.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by telephoning David S. Freed at (212) 237-0196.

Thank you for your attention to this matter.

[Signature page follows]

Very truly yours,

ALPINE INCOME PROPERTY TRUST, INC.

By:	/s/ John P. Albright
Name: John P. Albright
Title: President and Chief Executive Officer

cc:	David S. Freed, Vinson & Elkins L.L.P.
David C. Wright, Hunton Andrews Kurth LLP
James V. Davidson, Hunton Andrews Kurth LLP

2